                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                     DISCOVERY PARTNERS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    254675101
                                 (CUSIP Number)

                                January 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

CUSIP No. 254675101                     13G                    Page 2 of 6 Pages


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  HEARTLAND ADVISORS, INC.

                  #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [_]
                                             (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  WISCONSIN, U.S.A.

        NUMBER OF              5.  SOLE VOTING POWER
          SHARES
       BENEFICIALLY                1,022,246
         OWNED BY
           EACH                6.  SHARED VOTING POWER
        REPORTING
          PERSON                   None
           WITH
                               7.  SOLE DISPOSITIVE POWER

                                   2,496,957

                               8.  SHARED DISPOSITIVE POWER

                                   None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,496,957

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.2%

12.  TYPE OF REPORTING PERSON

                  IA

CUSIP No. 254675101                   13G                      Page 3 of 6 Pages


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  WILLIAM J. NASGOVITZ

                  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a) [_]
                                             (b) [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

         NUMBER OF       5.  SOLE VOTING POWER
          SHARES
       BENEFICIALLY          1,000,000
         OWNED BY
           EACH          6.  SHARED VOTING POWER
        REPORTING
         PERSON              None
          WITH
                         7.  SOLE DISPOSITIVE POWER

                             None

                         8.  SHARED DISPOSITIVE POWER

                             None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.1%

12.  TYPE OF REPORTING PERSON

                  IN

CUSIP NUMBER  254675101                           Page 4 Of 6 Pages

Item 1.
      (a) Name of Issuer:  Discovery Partners International, Inc.
         --------------

      (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
            9640 Towne Centre Drive
            San Diego, California 92121

Item 2.
      (a) Name of Person Filing:
         ---------------------

         (1) Heartland Advisors, Inc.
         (2) William J. Nasgovitz

      (b) Address of Principal Business Office:
         ------------------------------------

      (1) 789 North Water Street
          Milwaukee, WI 53202

      (2) 789 North Water Street
          Milwaukee, WI 53202


      (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
          -----------
                        William J. Nasgovitz - U.S.A

      (d) Title of Class of Securities:  Common Stock
          ----------------------------

      (e) CUSIP Number: 254675101
          ------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

      (a) Amount beneficially owned:
          -------------------------

         2,496,957 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and in some cases voting power over client securities, which may be revoked; and (2) William J. Nasgovitz, as a result of his position with and stock ownership of Heartland which could be deemed to confer upon him voting and/or investment power over the shares Heartland beneficially owns. Of these 2,496,957 shares 1,000,000 shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, Inc. which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns.

      (b) Percent of Class:
          ----------------
          10.2%

      (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[_]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No such account is known to have such an interest relating to more than 5% of the class

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10. Certification.
         -------------

        By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2002

WILLIAM J. NASGOVITZ                        HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                      By: /s/ PAUL T. BESTE
----------------------                              -------------
         Paul T. Beste                              Paul T. Beste
         As Attorney in Fact for                    Chief Operating Officer
         William J. Nasgovitz

EXHIBIT INDEX

          Exhibit 1   Joint Filing Agreement

EXHIBIT 1

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Discovery Partners International, Inc. at January 31, 2003

WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
       ----------------
          Paul T. Beste
          As Attorney in Fact for William J. Nasgovitz

HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         -------------
         Paul T. Beste
         Chief Operating Officer